

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2014

Via E-mail
Alfred Altomari
Chief Executive Officer
Agile Therapeutics, Inc.
101 Poor Farm Road
Princeton, New Jersey 08540

> **Re:** **Agile Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Correspondence Dated April 29, 2014**
> **File No. 333-194621**

Dear Mr. Altomari:

We have reviewed your correspondence and have the following comment. Please respond to this letter by further amending your registration statement as requested. If you do not believe our comment applies to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in a response.

After reviewing any additional amendment to your registration statement and the information you provide in response to this comment, we may have other comments.

Capitalization, Page 71

1. Please expand your pro forma disclosures throughout the filing to explain why assuming that the convertible preferred stock will be converted into common stock is factually supportable. Your disclosure on F-24 indicates that automatic conversion occurs only if the price per share in an underwritten public offering exceeds $30.00. Refer to rule 11-02(b)(6) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Wuenschell at (202) 551-3467 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Steven M. Cohen
     Emilio Ragosa
     Morgan, Lewis & Bockius LLP
     502 Carnegie Center
     Princeton, New Jersey 08540